Brown Shoe Company, Inc.

8300 Maryland Avenue

St. Louis, MO 63105

(314) 854-4000

January 29, 2013

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4628

Re:Brown Shoe Company, Inc.

                        Form 10-K for the Fiscal Year Ended January 28, 2012

                        Filed March 27, 2012

                        File No. 001-02191

Dear Ms. Jenkins:

            I am writing this letter on behalf of Brown Shoe Company, Inc. (the “Company”) in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 17, 2013 regarding the above-referenced form filed by the Company. This letter sets forth the comments of the Staff in the comment letter and, following each comment, sets forth the Company’s response.

Form 10-K for the Fiscal Year Ended January 28, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.         We note you began to include e-commerce sales in your same-store sales calculation beginning in the first quarter ended April 28, 2012 and the shift toward an omni-channel model as referenced in public statements by management. In future filings, please explain the reason behind including e-commerce sales in same-store sales in the context of how management operates the business. In addition, please ensure you provide a sufficient level of information enabling investors to compare post-change periods against prior periods in which you did not include e-commerce sales in same-store sales. Please provide us with draft disclosure to be included in future filings, as applicable.

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

January 29, 2013

Response:  Applicable e-commerce sales have been included in same-store sales for all periods presented in the Form 10-K for the fiscal year ended January 28, 2012, as our same-store sales calculation has been consistent for many years. With accelerating growth of our e-commerce business, we reviewed disclosures of others in our industry to ensure our calculations were made and presented consistently. After completing this work, we added the additional disclosure regarding the inclusion of applicable e-commerce sales to provide investors greater  visibility into our calculation.

We include e-commerce sales in our same-store sales calculation for those websites for which we view the sales as an extension of our physical stores. For example, the same-store sales calculation for our largest segment, Famous Footwear, includes e-commerce sales from FamousFootwear.com. Our e-commerce presence is an integral piece of the Famous Footwear business and is included in our marketing and in-store messaging. This e-commerce site provides another method for the Famous Footwear segment to connect with its customers.  Customers are allowed to place orders on-line for pick-up at a Famous Footwear store, Famous Footwear stores regularly fulfill on-line orders and items purchased on-line can be returned to any Famous Footwear store. However, e-commerce sales that are not considered an extension of a retail chain, for example Shoes.com, are not included in any retail same-store sales calculation.

We will make the following disclosure in future filings related to same-store sales to provide additional explanation as to why certain e-commerce sales are included in same-store sales:

Same-store sales changes are calculated by comparing the sales in stores that have been open at least 13 months. Relocated stores are treated as new stores, and closed stores are excluded from the calculation. Sales change from new and closed stores, net, reflects the change in net sales due to stores that have been opened or closed during the period and are thereby excluded from the same-store sales calculation. E-commerce sales for those e-commerce websites that function as an extension of a  retail chain are included in the same-store sales calculation.

Item 8. Financial Statements and Supplementary Data, page 39

Consolidated Balance Sheets, page 42

2.            We note from page 67 that the balance of intangible assets was $101 million which represents about 8% of your total assets at January 28, 2012. Please tell us why this amount was not presented as a separate line item pursuant to Rule 5-02.15 of Regulation S-X and ASC 350-30-45-1; or alternatively confirm to us you will present the amount of intangible assets separately in future filings. In addition, tell us how you consider ASC 350-20-45-1 which requires goodwill be presented as a separate line item in the statement of financial position.

Response:  We agree with your comment. In accordance with Rule 5-02.15 of Regulation S-X and ASC 350-20-45-1, we  plan to present goodwill and intangible assets separately on the statement of financial position for all periods presented in all future filings.

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

January 29, 2013

Notes to Consolidated Financial Statements, page 46

1.  Summary of Significant Accounting Policies, page 46

Receivables, page 46

3.         We note from page 86 that you charged $61.2 million to costs and expenses for additional allowances of doubtful accounts and wrote off $53.7 million of allowance for doubtful accounts and reported $25.9 million of allowances for doubtful accounts as of January 28, 2012. Please clarify or reconcile those amounts to your disclosure in this footnote which states “[t]he Company recognized a provision for doubtful accounts of $1.3 million in 2011, $0.5 million in 2010 and $0.7 million in 2009.” In addition, you describe that “certain additional reserves and allowances are carried as a reduction of gross receivables to reflect co-op advertising and other allowances to be granted to customers as well as anticipated reserves for products to be returned.” Please provide us draft disclosure to be included in future filings that clarifies the nature of these additional reserves and allowances, describe how you estimate these “certain additional reserves and allowances,” disclose the amounts for the periods presented and tell us if any charges recorded for these allowances affected the amounts recorded in the $61.2 million on page 86.

Response:  The disclosure in footnote 1 provides the required disclosure of the provision for doubtful accounts, which was $1.3 million in 2011, $0.5 million in 2010 and $0.7 million in 2009. The table on Schedule II – Valuation and Qualifying Accounts included a line item “Doubtful accounts and allowances” that aggregates all reserves that are recorded against our accounts receivable, including: i) the provision for doubtful accounts, ii) the reserve for customer allowances and iii) the reserve for customer discounts.

Customer allowances represent reserves against our wholesale customers’ accounts receivable for margin assistance, product returns, customer deductions and co-op advertising allowances. We estimate the reserves needed for margin assistance by reviewing inventory levels on the retail floors, sell-through rates, historical dilution, current gross margin levels and other performance indicators of our major retail customers. Product returns and customer deductions are estimated using historical experience and anticipated future trends. Co-op advertising allowances are estimated based on customer agreements. The Company recognized a provision for  customer allowances of $56.1 million in 2011, $43.0 million in 2010 and $40.2 million in 2009.

Customer discounts represent reserves against our accounts receivable for discounts that our wholesale customers may take based on meeting certain order, payment or return guidelines. We estimate the reserve needed for customer discounts based upon customer net sales and respective agreement terms. The Company recognized a provision for customer discounts of $3.8 million in 2011, $6.9 million in 2010 and $6.0 million in 2009.

In future filings, we will provide further clarity in our Schedule II disclosure by separately presenting: i) the allowance for doubtful accounts, ii) the reserve for customer allowances, and iii) the reserve for customer discounts.  This proposed revised disclosure for the year ended January 28, 2012 is as follows:

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

January 29, 2013

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
Col. A	Col. B	Col. C		Col. D	Col. E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts- Describe	Deductions-Describe	Balance at End of Period
($ thousands)
YEAR ENDED JANUARY 28, 2012
Deducted from assets or accounts:
Doubtful accounts	$ 1,056	$ 1,284	–	$ 635 (A)	$ 1,705
Customer allowances	17,023	56,076	–	49,571 (B)	23,528
Customer discounts	319	3,830	–	3,531 (B)	618
Inventory valuation allowances	15,305	54,083	–	47,129 (C)	22,259
Deferred tax asset valuation allowance	6,751	495	481(D)	781 (E)	6,946
YEAR ENDED JANUARY 29, 2011
Deducted from assets or accounts:
Doubtful accounts	$ 1,021	$ 516	–	$ 481 (A)	$ 1,056
Customer allowances	13,033	43,007	–	39,017 (B)	17,023
Customer discounts	257	6,898	–	6,836 (B)	319
Inventory valuation allowances	15,414	53,506	–	53,615 (C)	15,305
Deferred tax asset valuation allowance	8,859	296	–	2,404 (E)	6,751
YEAR ENDED JANUARY 30, 2010
Deducted from assets or accounts:
Doubtful accounts	$ 1,112	$ 727	–	$ 818 (A)	$ 1,021
Customer allowances	10,817	40,165	–	37,949 (B)	13,033
Customer discounts	949	6,017	–	6,709 (B)	257
Inventory valuation allowances	15,027	51,712	–	51,325 (C)	15,414
Deferred tax asset valuation allowance	6,723	2,136	–	–	8,859

(A)            Accounts written off, net of recoveries.

(B)            Discounts and allowances granted to customers of the Wholesale Operations segment.

(C)            Adjustment upon disposal of related inventories.

(D)            Established through purchase accounting related to the ASG acquisition.

(E)            Reflects reductions to valuation allowance for the net operating loss carryforwards for certain states based on the Company’s expectations for utilization of net operating loss carryforwards.

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

January 29, 2013

In addition, we will provide additional clarity in our disclosure in footnote 1 as to the nature of customer allowances and customer discounts. The proposed revised disclosure for the year ended January 28, 2012 is as follows:

Receivables

The Company evaluates the collectibility of selected accounts receivable on a case-by-case basis and makes adjustments to the bad debt reserve for expected losses. The Company considers factors such as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, the Company estimates reserves for bad debts based on experience and past-due status of the accounts. If circumstances related to customers change, estimates of recoverability would be further adjusted. The Company recognized a provision for doubtful accounts of $1.3 million in 2011, $0.5 million in 2010 and $0.7 million in 2009.

Customer allowances represent reserves against our wholesale customers’ accounts receivable for margin assistance, product returns, customer deductions and co-op advertising allowances. We estimate the reserves needed for margin assistance by reviewing inventory levels on the retail floors, sell-through rates, historical dilution, current gross margin levels and other performance indicators of our major retail customers. Product returns and customer deductions are estimated using historical experience and anticipated future trends. Co-op advertising allowances are estimated based on customer agreements. The Company recognized a provision for customer allowances of $56.1 million in 2011, $43.0 million in 2010 and $40.2 million in 2009.

Customer discounts represent reserves against our accounts receivable for discounts that our wholesale customers may take based on meeting certain order, payment or return guidelines. We estimate the reserve needed for customer discounts based upon customer net sales and respective agreement terms. The Company recognized a provision for  customer discounts of $3.8 million in 2011, $6.9 million in 2010 and $6.0 million in 2009.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

January 29, 2013

If you require any additional information, or if we can provide you with any other information which will facilitate your review of the filing, please advise us at your earliest convenience. I can be reached via telephone at (314) 854-4119 and via facsimile at (314) 854-2044.

Sincerely,

/s/ Michael I. Oberlander

Michael I. Oberlander
Senior Vice President, General Counsel and Corporate Secretary

cc:       Russell C. Hammer

                        Brown Shoe Company, Inc.

            Jay Williamson

            John Reynolds

                        Securities and Exchange Commission